                                                                Exhibit 3.5


     CERTIFICATE OF CORRECTION FILED TO CORRECT A CERTAIN ERROR IN THE CERTIFICATE TO SET FORTH DESIGNATIONS, VOTING POWERS, PREFERENCES, LIMITATIONS, RESTRICTIONS, AND RELATIVE RIGHTS OF SERIES A 6% CUMULATIVE CONVERTIBLE PREFERRED STOCK, $0.001 PAR VALUE PER SHARE OF CHEMTRAK INCORPORATED FILED IN THE OFFICE OF THE SECRETARY OF STATE OF DELAWARE ON JANUARY 16, 1998

CHEMTRAK INCORPORATED hereby certifies that:

     1. The name of the corporation is ChemTrak Incorporated, a Delaware corporation.

     2. That a CERTIFICATE TO SET FORTH DESIGNATIONS, VOTING POWERS, PREFERENCES, LIMITATIONS, RESTRICTIONS, AND RELATIVE RIGHTS OF SERIES A 6% CUMULATIVE CONVERTIBLE PREFERRED STOCK, $0.001 PAR VALUE PER SHARE was filed by the Secretary of State of Delaware on January 16, 1998 and that said Certificate requires correction as permitted under Section 103 of the General Corporation Law of the State of Delaware.

       3. The inaccuracy or defect of said Certificate to be corrected is as follows: Article II, Section 5(f) included a clerical error.

     4. Article II, Section 5(f) of the Certificate is corrected to read as follows:

               (f) Subject to the provisions of this section, if the Corporation at any time shall issue any shares of Common Stock prior to the conversion of the entire Stated Value of the Series A Preferred Stock (otherwise than as: (i) provided in paragraphs (d) and (e) of this paragraph 4; or (ii) pursuant to options, warrants, or other obligations to issue shares, outstanding on the date hereof as described in public filings made by the Corporation prior to the date hereof with the Securities and Exchange Commission including all shares reserved for issuance pursuant to the Corporation's existing option and stock plans ((i) and (ii) above, are hereinafter referred to as the "Existing Option Obligations") for a consideration less than the Conversion Price that would be in effect at the time of such issue, then, and thereafter successively upon each such issue, the Conversion Price shall be reduced as follows: (i) the number of shares of Common Stock outstanding immediately prior to such issue shall be multiplied by the Conversion Price in effect at the time of such issue and the product shall be added to the aggregate consideration, if any, received by the Corporation upon such issue of additional shares of Common Stock; and (ii) the sum so obtained shall be divided by the number of shares of Common Stock outstanding immediately after such issue. Except for the Existing Option Obligations and options that may be issued under any employee incentive stock option and/or any qualified
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     stock option plan adopted by the Company, for purposes of this adjustment, the issuance of any security of the Corporation carrying the right to convert such security into shares of Common Stock or of any warrant, right or option to purchase Common Stock shall result in an adjustment to the Conversion Price upon the issuance of shares of Common Stock upon exercise of such conversion or purchase rights.

     IN WITNESS WHEREOF, said CHEMTRAK INCORPORATED has caused this Certificate to be signed by Edward Covell, its President, and attested by Donald Fluken, its Chief Financial Officer, this 20th day of January, 1998.

     Signed on this 20th day of January, 1998.

                              CHEMTRAK, INCORPORATED



                              By:/s/ Edward F. Covell
                                 ----------------------------------------------
                                     President


ATTEST:


/s/ Donald V. Fluken
-------------------------------------------------
Chief Financial Officer


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